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                                                                    Exhibit 99.1

                                                           FOR IMMEDIATE RELEASE
                                                           MONDAY, MARCH 6, 2000

                                  PRESS RELEASE

                                 HOLLINGER INC.

                         HOLLINGER 1999 YEAR END RESULTS

     TORONTO, March 6, 2000 -- Hollinger Inc., (TSE:HLG.C) today announced its consolidated financial results for the year ended December 31, 1999 with comparison to the year ended December 31, 1998.


                                                                                           PER RETRACTABLE COMMON SHARE
                                                                                   --------------------------------------------
                               THREE MONTHS ENDED          YEAR ENDED              THREE MONTHS ENDED            YEAR ENDED
                                  DECEMBER 31             DECEMBER 31                 DECEMBER 31               DECEMBER 31
                              -------------------     ---------------------        ------------------       -------------------
                               1999         1998         1999        1998            1999       1998         1999         1998
                              ------       ------     --------      -------        -------     ------       ------       ------
                                       (MILLIONS OF CDN. DOLLARS)                                  (CDN. DOLLARS)

Total revenue                  867.1        909.3      3,260.3      3,341.7           n/a        n/a          n/a          n/a

EBITDA                         187.5        213.3        581.9        699.0           n/a        n/a          n/a          n/a

Net earnings                     2.6         52.0        154.8        111.5          $0.07      $1.58        $4.43        $3.35


     For more information, please call:

     J. A. Boultbee
     Executive Vice-President
         and CFO
     Hollinger Inc.

     (416) 363-8721


                                    - more -


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                                 HOLLINGER INC.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                    ($000's)

                                                         THREE MONTHS ENDED DECEMBER 31          YEAR ENDED DECEMBER 31
                                                         ------------------------------       ----------------------------
                                                            1999               1998              1999              1998
                                                          ---------         ---------         ----------        ----------
Revenue
      Sales                                               $ 863,884         $ 899,669         $3,241,319        $3,319,188
      Investment and other income                             3,167             9,674             18,953            22,464
                                                          ---------         ---------         ----------        ----------
                                                            867,051           909,343          3,260,272         3,341,652
                                                          ---------         ---------         ----------        ----------
Expenses
      Cost of sales and expenses                            676,392           686,365          2,659,458         2,620,177
      Depreciation and amortization                          56,796            55,367            228,802           209,498
      Interest expense                                       61,888            58,964            246,238           233,878
                                                          ---------         ---------         ----------        ----------
                                                            795,076           800,696          3,134,498         3,063,553
                                                          ---------         ---------         ----------        ----------

Net earnings (loss) in equity accounted companies               154               177              1,211             (616)

Net foreign currency gains (losses)                             927            (3,596)             3,911           (2,230)
                                                          ---------         ---------         ----------        ----------

Earnings before the undernoted                               73,056           105,228            130,896           275,253
      Unusual items                                         (61,204)           (4,685)           413,397           404,519
      Income tax (expense) recovery                           7,286           (11,573)          (207,263)         (300,929)
      Minority interest                                     (16,501)          (36,994)          (182,215)         (267,358)
                                                          ---------         ---------         ----------        ----------
Net earnings                                              $   2,637         $  51,976         $  154,815        $  111,485
                                                          =========         =========         ==========        ==========

FOURTH QUARTER RESULTS

Net earnings for the year ended December 31, 1999 amounted to $154.8 million or $4.43 per share compared with $111.5 million or $3.35 per share in 1998.

Net earnings in the fourth quarter of 1999 amounted to $2.6 million or $0.07 per share compared with earnings of $52.0 million or $1.58 per share in 1998.

The results for the fourth quarter compared to last year have been affected by a few significant matters.

     Increased Internet activity in the area of internet site development and operation has resulted in an EBITDA loss of $15.4 million in the fourth quarter of 1999 compared with $2.5 million in 1998.


     Community group newspapers sold in 1999 contributed $19.2 million to EBITDA in the fourth quarter of 1998.

     With the acquisition of the remainder of Southam Inc. in February 1999, all of the earnings of Southam Inc. are now attributable to the Company compared with the fourth quarter of 1998, when a substantial minority still existed.

The start up in October 1998 of the National Post has resulted in an EBITDA loss from the National Post for the fourth quarter of 1999 of $9.9 million, a significant improvement over the third quarter EBITDA loss of $20.9 million. The improvement reflects increased advertising revenue following the release in October of Canadian readership and circulation statistics by the independent research company, Newspaper Audience Databank Inc. (NADbank) which confirmed the high circulation and market share of the National Post in its first full year of operation.

Unusual items in the fourth quarter of 1999 consisted primarily of the write off of credit facility fees, restructuring costs and an adjustment to the accounting loss on repurchase by Hollinger International Inc. of its own shares. Unusual items in the fourth quarter of 1998 consisted principally of the write-off of the National Post launch costs, an adjustment to the gains at Southam on the sale of the Kitchener and Hamilton papers, an accounting gain on the sale of Hollinger International shares, and a provision against the cost of an investment.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated February 17, 2000.

                                    - more -
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HOLLINGER INC.
CONSOLIDATED BALANCE SHEET

 (in thousands of dollars)                                         December 31
                                                           -----------------------------
                                                               1999               1998
                                                           ----------         ----------
ASSETS
Current assets
Cash                                                       $   74,441         $  128,061
Accounts receivable                                           528,072            584,503
Inventory                                                      50,089             56,294
                                                           ----------         ----------
                                                              652,602            768,858


Investments                                                   159,744             75,242
Capital assets                                              3,930,388          4,129,445
Goodwill and other assets                                     907,700            730,956
                                                           ----------         ----------
                                                           $5,650,434         $5,704,501
                                                           ==========         ==========

LIABILITIES
Current liabilities
Bank indebtedness                                           $ 307,961          $ 232,128
Accounts payable and accrued expenses                         603,441            792,669
Income taxes payable                                           73,863              2,465
Current portion of long-term debt                              71,437            183,150
Exchangeable shares                                           129,168            496,766
                                                           ----------         ----------
                                                            1,185,870          1,707,178


Long-term debt                                              2,393,979          2,229,599
Exchangeable shares                                           156,043             51,038
Deferred unrealized gain                                       21,139                  -
Deferred income taxes                                         401,294            460,179
                                                           ----------         ----------
                                                            4,158,325          4,447,994
                                                           ----------         ----------

MINORITY INTEREST AND DEFERRED CREDITS
SHAREHOLDERS' EQUITY                                        1,360,958          1,323,675
                                                           ----------         ----------
Capital stock                                                 315,229            240,434
Deficit                                                      (188,469)          (306,181)
                                                           ----------         ----------
                                                              126,760            (65,747)
Equity adjustment from foreign currency translation             4,391             (1,421)
                                                           ----------         ----------
                                                              131,151            (67,168)
                                                           ----------         ----------
                                                           $5,650,434         $5,704,501
                                                           ==========         ==========